December 23, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Patrick Fullem

Re:	Solid Power, Inc.
Registration Statement on Form S-1
(File No. 333-261711)
Acceleration Request

	Requested Date:	Tuesday, December 28, 2021
	Requested Time:	4:30 P.M. Eastern Standard Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Solid Power, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Austin D. March at (512) 338-5410.

[Signature page follows]

Securities and Exchange Commission

December 23, 2021

Sincerely,

SOLID POWER, INC.

/s/ James Liebscher

James Liebscher
Chief Legal Officer

Enclosures

cc:	Robert O’Connor, Mark B. Baudler, and Austin D. March, Wilson Sonsini Goodrich & Rosati, P.C.